Ameritas Life Insurance Corp. Logo


                                                                5900 "O" Street
                                                       Lincoln, Nebraska  68510



March 28, 2005

                                           (Transmitted via EDGAR on 03/28/2005)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0506

RE:         Ameritas Life Insurance Corp Separate Account LLVA,
            SEC File No. 811-07661
            Registration No. 333-123492
            Request for Withdrawal, Pursuant to Rule 477 of Registration
               Statement on Form N-4

Ladies and Gentlemen:

Ameritas Life Insurance Corp., Depositor for Ameritas Life Insurance Corp Separate Account LLVA ("Registrant" or "Separate Account"), on behalf of the Registrant, requests withdrawal of a Registration Statement on Form N-4 for Flexible Premium Variable Annuity Policy 6150 ("NLVA") pursuant to the Securities Act of 1933 ("1933 Act") and Rule 477 thereunder, as well as the Investment Company Act of 1940 ("1940 Act"). The Registrant submitted the NLVA Registration Statement on Form N-4 electronically to the Securities and Exchange Commission ("SEC") on March 22, 2005. The submission was received and accepted by the SEC on March 22, 2005, and assigned Accession Number 0001016274-05-000002. Registration Number 333-123492 was assigned to the filing.

The erroneous "N-4" filing was intended as an "N-4/A" pre-effective amendment (the corrected filing has been made). On the instruction of the Investment Management EDGAR filing office, we request that Registration Number 333-123492, Accession Number 0001016274-05-000002 be withdrawn.

Please accept our sincere apologies for any inconvenience we have caused you. If you have any questions or comments with respect to this filing, please telephone Greg Sernett at 402-467-7853.

Sincerely,

/s/ Donald R. Stading

Donald R. Stading
Senior Vice President, Secretary and
Corporate General Counsel

cc:         Joyce Pickholz, Senior Counsel
            Office of Insurance Products, MS 5-6
            Securities and Exchange Commission
            450 Fifth Street, N.W.
            Washington, D.C.  20549-0506